December 11, 2018

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted November 23, 2018
           CIK No. 0001619544

Dear Mr. Sun:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed November 23, 2018

Industry Overview, page 4

1. We note your response to comment 4. Your disclosure on page 1 notes your status "among the independent marketplace lending platforms in China"
and your
       revisions on page 4 provides marketplace information about "the overall market size for personal consumer finance" and "the outstanding balance of the online consumer finance market." Please revise these sections to include disclosure using the same metrics describing a market as a whole and your place within that market.
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany11, 2018 Inc.
December Name9F
December 11, 2018 Page 2
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2. We note your responses to comments 5 and 11. Please tell us whether you and your business operations are considered a peer-to-peer lender subject to applicable Chinese laws and regulations that govern such activities. If you are, please disclose anywhere in the filing where you describe your investment products that are peer-to-peer loans that they are in fact, "peer-to-peer loans." If you do not believe that you are subject to such laws and regulations, please tell us in detail why you are not, and include a separate risk factor explaining the risks you may face if Chinese regulatory authorities do not agree with your analysis regarding your facilitation of "peer-to-peer" loans.
Corporate History and Structure, page 6

3. We note your response to our previous comment 6 and reissue the comment. See General
         Instruction C.(c) of Form 20-F. Please revise pages 7 and 96 to indicate the business operations each of your subsidiaries perform. In addition, revise page 6 to add a brief paragraph for each entity listed on page 7 and disclose the revenues and net income for the years ended 2016 and 2017 and the amount of assets and equity at December 31, 2016 and
         2017.
Non-GAAP Financial Measure , page 16

4. We note your response to comment 8 in our letter dated October 24, 2018. You had an effective income tax rate of 29% in 2017. Please revise your non-GAAP financial measure to disclose the tax effect of the adjustment to net income for share-based compensation expense as a separate line item. Refer to Non-GAAP C&DI Question
         102.11.
Risk Factors
If our current practice of charging and collecting interest and fees...and fee rates, page 24

5. We note your response to comment 10 in our letter dated October 24, 2018. Please disclose in your next amendment the amount of loans that exceed 24% per annum since you may not be able to collect the part of borrowing costs that exceed 24% per annum through PRC judicial enforcement. Please also disclose the outstanding balance of loans with an APR higher than 36% that were originated prior to the promulgation of Circular
         141.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates
Revenue Recognition, page 126

6. We note your response to comment 24 in our letter dated October 24, 2018. Please revise your next amendment to disclose the following:
           Revise to quantify separately: (a) the service fees charged to investors at the inception of the investment terms, (b) service fees charged to investors at the end of the
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany11, 2018 Inc.
December Name9F
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             investment terms, and (c) service fees charged to investors over the terms of the loan in the periods presented; and
             Disclose how you account for the service fees to investors collected at the end of the investment term and over the terms of the loan.
Our Products and Services, page 152

7. We note your response to comment 27 in our letter dated October 24, 2018. Please revise your next amendment to disclose your revenue recognition policy for loan prepayments in your summary of significant accounting policies. Please also disclose when you changed your practice to paying prepayment fees to investors instead of to you and why you changed your previous practice.
Business
Our E-Commerce Channels, page 156

8. We note your response to comment 36 in our letter dated October 24, 2018. We note your conclusion that you do not have any discretion in establishing prices of merchandise displayed on the One Card Mall. This is inconsistent with the disclosure on page 151 in your DRS filed September 28, 2018 that, "we have product positioning and pricing authority, where for instance we can offer discounts to new users to help drive transaction volumes," that was removed from the DRS/A filed November 23, 2018. Please tell us the reasons for the inconsistency between your prior disclosures in the DRS filed on
         September 28, 2018 and your amended DRS filed on November 23, 2018 and response to our comment.
9. We note your response to comment 36 in our letter dated October 24, 2018. We note your conclusion that you do not provide any fulfillment services for merchandise displayed on the One Card Mall. We note your disclosure on page 157 that, "In terms of fulfillment, we are responsible for order processing and invoicing." Please tell us how you considered these fulfillment responsibilities when considering your role as a principal or agent when evaluating the guidance in ASC 606-10-55-39.
10. We note your response to comment 36 in our letter dated October 24, 2018. We note your conclusion that you do not take legal title of the merchandise inventory displayed on the
         One Card Mall nor do you take legal title to the merchandise inventory at any point prior to the goods being shipped. This is inconsistent with the disclosures on page 34 in your
         DRS filed September 28, 2018 that, "our proprietary online shopping platform One Card
         Mall allows users to buy from us merchandise we purchased from third-party merchandise supplies, such as JD.com and Net Ease," or "as the retailer of the merchandise" that was removed from the DRS/A filed November 23, 2018. Please tell us the reasons for the inconsistency between your prior disclosures in the DRS filed on
         September 28, 2018 and your amended DRS filed on November 23, 2018 and response to our comment.
 Lei Sun
9F Inc.
December 11, 2018
Page 4
Investor Transaction Process, page 160

11. Please describe the parameters of the six major groups you categorize prospective investors into.
        You may contact David Irving, Staff Accountant at (202) 551-3321 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-
3234 or Michael Clampitt, Senior Staff Attorney at (202) 551-3434 with any other questions.



FirstName LastNameLei Sun                                    Sincerely,
Comapany Name9F Inc.
                                                             Division of
Corporation Finance
December 11, 2018 Page 4                                     Office of
Financial Services
FirstName LastName